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                                                                                         Exhibit 12(c)

                                Louisiana Power and Light Company
                   Computation of Ratios of Earnings to Fixed Charges and
             Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                               1991      1992      1993      1994       1995
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Fixed charges, as defined:
  Interest on long-term debt                                  $158,816  $128,672  $124,633  $124,820   $124,507
  Interest on notes payable                                         --       150       898     1,948      1,932
  Other interest charges                                         5,924     5,591     5,706     4,546      5,278
  Amortization of expense and premium on debt - net(cr)          3,282     7,100     5,720     5,130      5,184
  Interest applicable to rentals                                11,381     9,363     8,519     8,332      9,332
                                                              -------------------------------------------------
Total fixed charges, as defined                                179,403   150,876   145,476   144,776    146,233

Preferred dividends, as defined (a)                             41,212    42,026    40,779    29,171     32,847
                                                              -------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $220,615  $192,902  $186,255  $173,947   $179,080
                                                              =================================================
Earnings as defined:

  Net Income                                                  $166,572  $182,989  $188,808  $213,839   $201,537
  Add:
    Provision for income taxes:
      Federal and State                                          8,684    36,465    70,552    79,260    114,665
    Deferred Federal and State - net                            67,792    51,889    43,017    21,580      8,148
    Investment tax credit adjustment - net                       8,244    (1,317)   (2,756)  (37,552)    (5,699)
    Fixed charges as above                                     179,403   150,876   145,476   144,776    146,233
                                                              -------------------------------------------------
Total earnings, as defined                                    $430,695  $420,902  $445,097  $421,903   $464,884
                                                              =================================================
Ratio of earnings to fixed charges, as defined                    2.40      2.79      3.06      2.91       3.18
                                                              =================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.95      2.18      2.39      2.43       2.60
                                                              =================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
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